Notice of our 2013 annual and special meeting

You're invited to our 2013 annual and special meeting of shareholders:

When	Friday, May 10, 2013

2:00 p.m. (Calgary time)

Where	Ballroom at The Metropolitan Centre

333-4th Avenue SW

Calgary, Alberta

We'll cover nine items of business:

1.	Receive our 2012 consolidated financial statements and the auditors' report
2.	Elect the directors
3.	Appoint the auditors
4.	Vote on our approach to executive compensation
5.	Approve an amendment to our articles to create a new class of preferred shares
6.	Approve an amendment to our articles to change the designation and terms of our existing internally held preferred shares to provide, among other things, that the new class of preferred shares will have certain priorities over the internally held preferred shares
7.	Approve an amendment to our articles to increase the maximum number of directors from 11 to 13
8.	Approve our shareholder rights plan agreement
9.	Other business

Your vote is important

The attached management information circular includes important information about the meeting and the voting process. Please read it carefully, and remember to vote.

We mailed you a copy of our 2012 consolidated financial statements and the auditor's report if you requested a copy and in accordance with securities laws. You can also access a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We'll have a live webcast of the annual meeting on our website if you're unable to attend the meeting in person.

By order of the board,

"Robert B. Michaleski"

Robert B. Michaleski

Chief Executive Officer

Pembina Pipeline Corporation

Calgary, Alberta

March 28, 2013